FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: M A Ramphele (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , C A Carolus, R Dañino*, A R Hill ≠,
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea † , G M Wilson
† British, ≠ Canadian, # Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries

Investor Enquiries

Zakira Amra
Tel       +27 11 562-9775
Mobil    +27 (0) 79 694-0267
email    Zakira.Amra@goldfields.co.za

Nikki Catrakilis-Wagner
Tel           +27 11 562-9706
Mobile      +27 (0) 83 309-6720
email        Nikki.Catrakilis-Wagner@
               goldfields.co.za

Willie Jacobsz
Tel           +508 839-1188
Mobile      +857 241-7127
email        Willie.Jacobsz@
               gfexpl.com
Media Enquiries

Sven Lunsche
Tel           +27 11 562-9763
Mobile      +27 (0) 83 260-9279
email        Sven.Lunsche@
               goldfields.co.za

MEDIA RELEASE
Gold Fields makes second US$66 million
down-payment under the option agreement to
acquire a 60% interest in the FSE gold-copper
project in the Philippines
Johannesburg, 21 September 2011: Gold Fields Limited (Gold
Fields) (JSE, NYSE, NASDAQ Dubai: GFI) has made the second
down-payment of US$66 million in terms of the option agreements to acquire a 60% interest in the undeveloped gold-copper Far
Southeast (FSE) deposit in the Philippines. The option agreements were entered into with Lepanto Consolidated Mining Company
(Lepanto), a company listed in the Philippines, and Liberty Express
Assets, a private holding company.

The non-refundable down-payment of US$66 million to Liberty is the second in a series of three payments. The first payment of US$54 million, comprising US$10 million in option fees to Lepanto and
US$44 million as a non-refundable down-payment to Liberty, was paid with the signing of the option agreement in September 2010.
Should Gold Fields decide to proceed with the acquisition of the 60%
interest in FSE, the final payment of US$220 million is expected to be paid during the first half of 2012. The total pre-agreed acquisition price for a 60% interest in FSE, inclusive of all of the above payments, is US$340 million.

Following the signing of the option agreements Gold Fields
commenced with an extensive drilling programme and currently has eight underground drill rigs turning. Initial results support the existence and extent of the known core of mineralisation as well as further extensions both laterally and at depth beyond this core. The company is continuing with its underground drilling programme and has also commenced with surface geotechnical drilling during this quarter.

Nick Holland, Chief Executive Officer of Gold Fields, says: "We are pleased with the results to date and excited at the prospect of establishing a long-standing mutually beneficial relationship in a promising region in the Philippines.”

FSE is located in the northern part of Luzon, the largest island in the
Philippines. The project is situated in an existing mining camp in close proximity to two other mines historically operated by Lepanto, one of which is currently in production. FSE has ready access to established infrastructure, including roads, tailings facilities, power and water. The existing workforce on the doorstep of FSE is part of a community established around mining over the past 70 years.
ends
Notes to editors

About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable annualised production of 3.6 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months.
Gold Fields has total attributable gold equivalent Mineral Reserves of 76.7 million ounces and Mineral Resources of 225.4 million ounces.
Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in
Brussels (NYX) and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 21 September 2011
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
               Relations and Corporate Affairs